Exhibit 99.2

Royal Dutch Shell plc

Three and nine month periods ended September 30, 2019

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 3RD QUARTER 2019 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018%[2]			Reference	2019[1]	2018	%
5,879	2,998	5,839	+1	Income/(loss) attributable to shareholders		14,878	17,762	-16
6,081	3,025	5,570	+9	CCS earnings attributable to shareholders	Note 2	14,399	16,499	-13
1,313	(437)	(54)		Of which: Identified items	A	868	783

4,767	3,462	5,624	-15	CCS earnings attributable to shareholders excluding identified items		13,530	15,716	-14
149	130	169		Add: CCS earnings attributable to non-controlling interest		410	411

4,917	3,592	5,793	-15	CCS earnings excluding identified items		13,940	16,127	-14
				Of which:
2,674	1,726	2,292		Integrated Gas		6,968	7,036
907	1,335	1,886		Upstream		3,967	4,894
2,153	1,338	2,010		Downstream		5,313	5,436
(817)	(806)	(395)		Corporate		(2,307)	(1,239)

12,252	11,031	12,092	+1	Cash flow from operating activities		31,913	31,064	+3
(2,130)	(4,166)	(4,082)		Cash flow from investing activities		(10,918)	(8,347)
10,122	6,865	8,010		Free cash flow	H	20,995	22,717

0.73	0.37	0.70	+4	Basic earnings per share ($)		1.84	2.14	-14
0.76	0.37	0.67	+13	Basic CCS earnings per share ($)	B	1.78	1.99	-11
0.59	0.43	0.68	-13	Basic CCS earnings per share excl. identified items ($)		1.67	1.89	-12

0.47	0.47	0.47	—	Dividend per share ($)		1.41	1.41	—

1.	IFRS 16 Leases (IFRS 16) was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q3 on Q3 change.

Compared with the third quarter 2018, CCS earnings attributable to shareholders excluding identified items were $4.8 billion, reflecting lower realised oil, LNG and gas prices, as well as weaker realised refining and chemicals margins. This was partly offset by significantly stronger contributions from LNG and oil products trading and optimisation as well as higher realised margins in retail and global commercial.

Compared with the third quarter 2018, cash flow from operating activities excluding working capital movements was $12.1 billion, reflecting lower earnings, higher pension contributions and lower dividends received.

Total dividends distributed to shareholders in the quarter were $3.8 billion. Today, Shell launches the next tranche of the share buyback programme, with a maximum aggregate consideration of $2.75 billion in the period up to and including January 27, 2020. Since the launch of the programme, Shell has bought back $12 billion in shares for cancellation.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“This quarter we continued to deliver strong cash flow and earnings, despite sustained lower oil and gas prices, and chemicals margins. Our earnings reflect the resilience of our market-facing businesses and their ability to capitalise on market conditions, including very strong trading and optimisation results this quarter.

Our intention to buy back $25 billion in shares and reduce net debt remains unchanged. The prevailing weak macroeconomic conditions and challenging outlook inevitably create uncertainty about the pace of reducing gearing to 25% and completing the share buyback programme within the 2020 timeframe.”

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ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Nine months
Q3 2019	Q2 2019	Q3 2018	%1		Reference	2019	2018	%
6,098	5,337	5,902		Cash capital expenditure[2]	C	17,036	16,648

7,759	6,341	5,717		Capital investment[3]	C	20,785	16,999

3,563	3,583	3,596	-1	Total production available for sale (thousand boe/d)		3,632	3,625	—

55.99	61.26	68.21	-18	Global liquids realised price ($/b)		58.18	65.13	-11
4.19	4.21	4.92	-15	Global natural gas realised price ($/thousand scf)		4.63	4.91	-6

8,650	9,941	9,312	-7	Operating expenses	G	27,509	29,037	-5
8,657	9,477	9,248	-6	Underlying operating expenses	G	27,000	28,878	-7

8.6%	8.4%	8.7%		ROACE (Net income basis)	E	8.6%	8.7%
8.1%	8.2%	8.1%		ROACE (CCS basis excluding identified items)[4]	E	8.1%	8.1%

27.9%	27.6%	23.1%		Gearing	F	27.9%	23.1%

1.	Q3 on Q3 change.
2.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
3.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.
4.	With effect from 2019, the definition has been amended (see Reference E). Comparative information has been revised.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

The IFRS 16 impact on net debt in the third quarter 2019 was an increase of $15,566 million. Third quarter 2019 reported Gearing was 27.9% on an IFRS 16 basis, comparable with 23.5% on an IAS 17 basis.

The impact of IFRS 16 is presented in Note 8 “Adoption of IFRS 16 Leases” and not addressed in the performance analysis sections of this results announcement.

THIRD QUARTER 2019 PORTFOLIO DEVELOPMENTS

Upstream

During the quarter, Shell completed the sale of its shares in Shell Olie-og Gasudvinding Danmark B.V., which held a 36.8% non-operating interest in the Danish Underground Consortium, to Norwegian Energy Company ASA for $1.9 billion.

During the quarter, Shell took the final investment decision for the PowerNap deep-water project, a subsea tie-back to the Shell-operated Olympus production hub, in the US Gulf of Mexico (Shell interest 100%).

Downstream

During the quarter, Shell completed the divestment of its 50% interest in the SASREF joint venture in the Kingdom of Saudi Arabia to Saudi Aramco for $631 million.

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PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018%[2]			2019[1]	2018	%
2,597	1,340	2,116	+23	Segment earnings	6,731	7,865	-14
(77)	(386)	(176)		Of which: Identified items (Reference A)	(237)	829
2,674	1,726	2,292	+17	Earnings excluding identified items	6,968	7,036	-1

4,224	3,403	3,320	+27	Cash flow from operating activities	11,854	8,831	+34

894	738	688		Cash capital expenditure[3]	2,976	2,558

2,303	836	864		Capital investment[4]	5,103	2,908

166	159	208	-20	Liquids production available for sale (thousand b/d)	154	214	-28
4,586	4,456	4,156	+10	Natural gas production available for sale (million scf/d)	4,397	4,267	+3

957	927	924	+4	Total production available for sale (thousand boe/d)	912	950	-4
8.95	8.66	8.18	+9	LNG liquefaction volumes (million tonnes)	26.34	25.54	+3

18.90	17.95	17.27	+9	LNG sales volumes (million tonnes)	54.36	53.82	+1

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q3 on Q3 change.
3.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
4.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Third quarter identified items primarily reflected losses related to the fair value accounting of commodity derivatives.

Compared with the third quarter 2018, Integrated Gas earnings excluding identified items primarily reflected significantly stronger contributions from LNG trading and optimisation as well as higher volumes, partly offset by lower realised LNG, oil and gas prices.

Compared with the third quarter 2018, production increased mainly due to field ramp-ups in Australia and Trinidad and Tobago. LNG liquefaction volumes increased mainly as a result of new LNG capacity from the Prelude floating LNG facility as well as increased feedgas availability compared with the third quarter 2018.

Compared with the third quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected higher earnings, partly offset by increased cash outflows related to commodity derivatives.

Nine months identified items included impairments and write-offs of $382 million, mainly in Trinidad and Tobago and Australia, partly offset by a gain on sale of assets of $198 million.

Compared with the first nine months of 2018, Integrated Gas earnings excluding identified items mainly reflected lower realised oil, gas and LNG prices, lower volumes and higher depreciation, mainly from Prelude. These were partly offset by significantly stronger contributions from LNG trading and optimisation.

Compared with the first nine months of 2018, production decreased mainly due to divestments and the transfer of the Salym asset into the Upstream segment, partly offset by field ramp-ups in Australia and Trinidad and Tobago. LNG liquefaction volumes reflected higher feedgas availability compared with the first nine months of 2018.

Compared with the first nine months of 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash outflows related to commodity derivatives and lower tax payments, partly offset by lower earnings.

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UPSTREAM

Quarters				$ million	Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018%[2]			2019[1]	2018	%
1,722	1,554	2,249	-23	Segment earnings	4,982	5,197	-4
815	219	363		Of which: Identified items (Reference A)	1,015	303
907	1,335	1,886	-52	Earnings excluding identified items	3,967	4,894	-19

4,448	5,616	6,663	-33	Cash flow from operating activities	15,343	15,792	-3

2,639	2,342	3,323		Cash capital expenditure[3]	7,482	8,946

2,452	2,700	2,918		Capital investment[4]	7,889	8,799

1,705	1,683	1,602	+6	Liquids production available for sale (thousand b/d)	1,702	1,561	+9
5,224	5,640	6,206	-16	Natural gas production available for sale (million scf/d)	5,904	6,461	-9

2,606	2,656	2,672	-2	Total production available for sale (thousand boe/d)	2,720	2,675	+2

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q3 on Q3 change.
3.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
4.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Third quarter identified items primarily reflected a gain on sale of assets of $1,465 million, partly offset by impairments of $344 million and a charge of $261 million related to the impact of the weakening Brazilian real on a deferred tax position.

Compared with the third quarter 2018, Upstream earnings excluding identified items reflected lower realised oil, gas and NGL prices, well write-offs in Kazakhstan as well as lower gas production. These were partly offset by lower provisions, as well as positive movements in deferred tax positions in contrast with the same period a year ago.

Compared with the third quarter 2018, production decreased mainly due to divestments, weaker operational performance and higher maintenance activities, largely offset by field ramp-ups. Excluding portfolio impacts, production was 2% higher than in the same quarter a year ago.

Compared with the third quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings.

Nine months identified items primarily reflected a gain on sale of assets of $1,555 million, partly offset by impairments of $283 million and a charge of $227 million related to the impact of the weakening Brazilian real on a deferred tax position.

Compared with the first nine months of 2018, Upstream earnings excluding identified items reflected lower realised oil, gas and NGL prices, partly offset by higher production, positive movements in deferred tax positions as well as lower provisions.

Compared with the first nine months of 2018, production increased mainly due to field ramp-ups and the transfer of the Salym asset from the Integrated Gas segment, partly offset by divestments and field declines.

Compared with the first nine months of 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings, partly offset by lower tax payments.

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DOWNSTREAM

Quarters				$ million	Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018%[2]			2019[1]	2018	%
2,574	1,072	1,709	+51	Segment earnings[3]	5,240	4,683	+12
421	(266)	(301)		Of which: Identified items (Reference A)	(73)	(753)
2,153	1,338	2,010	+7	Earnings excluding identified items[3]	5,313	5,436	-2
				Of which:
1,929	1,206	1,473	+31	Oil Products	4,506	3,656	+23
448	(20)	424	+6	Refining & Trading	771	679	+14
1,481	1,225	1,049	+41	Marketing	3,735	2,977	+25
224	132	537	-58	Chemicals	806	1,780	-55

3,205	2,398	1,037	+209	Cash flow from operating activities	4,992	5,134	-3

2,454	2,176	1,817		Cash capital expenditure[4]	6,301	4,990

2,870	2,731	1,859		Capital investment[5]	7,471	5,136

2,522	2,632	2,675	-6	Refinery processing intake (thousand b/d)	2,606	2,623	-1

6,731	6,608	6,697	+1	Oil Products sales volumes (thousand b/d)	6,603	6,742	-2

3,845	3,787	4,145	-7	Chemicals sales volumes (thousand tonnes)	11,769	13,534	-13

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q3 on Q3 change.
3.	Earnings are presented on a CCS basis (See Note 2).
4.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
5.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Third quarter identified items primarily reflected a gain on sale of assets of $282 million and a gain of $192 million related to the fair value accounting of commodity derivatives, partly offset by a net charge of $52 million related to impairments.

Compared with the third quarter 2018, Downstream earnings excluding identified items benefited from stronger contributions from oil products trading and optimisation and higher retail and global commercial margins. These were partly offset by lower realised refining, base chemicals and intermediates margins.

Compared with the third quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings and lower dividends received.

Oil Products

•

Refining & Trading earnings excluding identified items reflected stronger contributions from oil products trading and optimisation, mainly fuel oil, partly offset by lower realised refining margins, compared with the third quarter 2018.

Refinery availability was 92%, at a similar level as in the third quarter 2018.

•	Marketing earnings excluding identified items reflected increased retail, lubricants and aviation margins, as well as favourable currency exchange rate effects, compared with the third quarter 2018.

Compared with the third quarter 2018, Oil Products sales volumes were at a similar level.

Chemicals

•	Chemicals earnings excluding identified items reflected lower realised intermediates and base chemicals margins mainly in Europe and Asia as well as lower volumes.

Chemicals manufacturing plant availability decreased to 91% from 93% in the third quarter 2018, mainly reflecting higher maintenance activities in Europe.

Nine months identified items primarily reflected impairments, net of reversals, of $256 million, mainly related to divestments.

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Compared with the first nine months of 2018, Downstream earnings excluding identified items reflected lower realised base chemicals, intermediates and refining margins, partly offset by significantly stronger contributions from oil products trading and optimisation, higher retail and global commercial margins, as well as favourable currency exchange rate effects.

Compared with the same period a year ago, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings and lower dividends received, partly offset by lower tax payments.

Oil Products

•

Refining & Trading earnings excluding identified items reflected significantly stronger contributions from crude oil and oil products trading and optimisation, partly offset by lower realised refining margins compared with the first nine months of 2018.

Refinery availability increased to 91% compared with 90% in the first nine months of 2018.

•	Marketing earnings excluding identified items reflected higher realised retail and global commercial margins compared with the first nine months of 2018.

Compared with the first nine months of 2018, Oil Products sales volumes decreased by 2%, mainly reflecting lower trading and marketing volumes.

Chemicals

•	Chemicals earnings excluding identified items mainly reflected lower realised base chemicals and intermediates margins compared with the first nine months of 2018.

Chemicals manufacturing plant availability decreased to 90% from 93% in the first nine months of 2018, mainly reflecting higher maintenance activities in Asia and Europe, including the impact of strike actions in the Netherlands.

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CORPORATE

Quarters			$ million	Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018		2019[1]	2018
(663)	(789)	(335)	Segment earnings	(2,122)	(835)
154	18	60	Of which: Identified items (Reference A)	185	404
(817)	(806)	(395)	Earnings excluding identified items	(2,307)	(1,239)

375	(385)	1,072	Cash flow from operating activities	(276)	1,307

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.

Third quarter identified items mainly reflected a gain related to the impact of the weakening Brazilian real on a deferred tax position.

Compared with the third quarter 2018, Corporate earnings excluding identified items reflected adverse currency exchange rate effects as well as lower tax credits.

Nine months identified items mainly reflected a gain related to the impact of the weakening Brazilian real on a deferred tax position as well as a gain on sale of assets.

Compared with the first nine months of 2018, Corporate earnings excluding identified items reflected lower tax credits as well as higher interest expense.

OUTLOOK FOR THE FOURTH QUARTER 2019

Integrated Gas production is expected to be 920 – 970 thousand boe/d. LNG liquefaction volumes are expected to be 8.8 – 9.4 million tonnes.

Upstream production is expected to be 2,650 – 2,800 thousand boe/d.

Refinery availability is expected to be 87% – 92%.

Oil Products sales volumes are expected to be 6,650 – 7,050 thousand boe/d.

Chemicals manufacturing plant availability is expected to be 81% – 86%.

Corporate segment earnings excluding identified items are expected to be a net expense of $2,900 – 3,200 million for the full year 2019. This excludes the impact of currency exchange rate effects.

Full year 2019 Cash capital expenditure is expected to be around the lower end of the $24 – 29 billion range.

FORTHCOMING EVENTS

The Shell Project & Technology Open House for the investor community is scheduled to take place on November 26, 2019 in Amsterdam.

Fourth quarter 2019 and full year results and dividends are scheduled to be announced on January 30, 2020. First quarter 2020 results and dividends are scheduled to be announced on April 30, 2020. Second quarter 2020 and half year results and dividends are scheduled to be announced on July 30, 2020. Third quarter 2020 results and dividends are scheduled to be announced on October 29, 2020.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018		2019[1]	2018
86,592	90,544	100,151	Revenue[2]	260,871	286,151
769	632	1,000	Share of profit of joint ventures and associates	2,885	2,755
2,180	662	397	Interest and other income[4]	3,285	3,024

89,541	91,838	101,548	Total revenue and other income	267,041	291,930

63,900	68,590	76,070	Purchases	192,413	215,719
6,002	6,835	6,256	Production and manufacturing expenses	19,191	20,167
2,429	2,881	2,829	Selling, distribution and administrative expenses	7,662	8,198
219	225	227	Research and development	656	672
644	439	322	Exploration	1,389	795
6,815	6,699	5,198	Depreciation, depletion and amortisation	19,464	15,891
1,161	1,252	909	Interest expense	3,572	2,774

81,169	86,920	91,811	Total expenditure	244,346	264,216

8,372	4,917	9,737	Income/(loss) before taxation	22,695	27,714
2,348	1,755	3,696	Taxation charge/(credit)	7,351	9,454

6,024	3,162	6,041	Income/(loss) for the period[2]	15,344	18,260
145	164	202	Income/(loss) attributable to non-controlling interest	466	498

5,879	2,998	5,839	Income/(loss) attributable to Royal Dutch Shell plc shareholders	14,878	17,762

0.73	0.37	0.70	Basic earnings per share ($)[3]	1.84	2.14
0.73	0.37	0.70	Diluted earnings per share ($)[3]	1.83	2.12

1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 2 “Segment information”.
3.	See Note 3 “Earnings per share”.
4.	Third quarter 2019 included a gain on divestments including Upstream Denmark, Caesar Tonga and the SASREF joint venture in Saudi Arabia.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2019	Q2 2019	Q3 2018		2019	2018
6,024	3,162	6,041	Income/(loss) for the period	15,344	18,260
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(1,514)	215	(500)	- Currency translation differences	(1,123)	(2,818)
2	18	(1)	- Debt instruments remeasurements	31	(15)
213	101	(69)	- Cash flow and net investment hedging gains/(losses)	(132)	(769)
5	79	43	- Deferred cost of hedging	111	(148)
(45)	(1)	8	- Share of other comprehensive income/(loss) of joint ventures and associates	(101)	(27)

(1,339)	413	(519)	Total	(1,214)	(3,777)
			Items that are not reclassified to income in later periods:
(2,010)	(1,172)	615	- Retirement benefits remeasurements	(4,655)	3,162
(53)	(73)	84	- Equity instruments remeasurements	(23)	(203)
1	(6)	(2)	- Share of other comprehensive income/(loss) of joint ventures and associates	(4)	(1)

(2,062)	(1,251)	697	Total	(4,683)	2,958

(3,401)	(839)	178	Other comprehensive income/(loss) for the period	(5,897)	(819)

2,624	2,323	6,219	Comprehensive income/(loss) for the period	9,447	17,441
124	180	173	Comprehensive income/(loss) attributable to non-controlling interest	482	349

2,499	2,143	6,046	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	8,965	17,092

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	September 30, 2019[1]	December 31, 2018
Assets
Non-current assets
Intangible assets	23,116	23,586
Property, plant and equipment	236,921	223,175
Joint ventures and associates	24,096	25,329
Investments in securities	3,048	3,074
Deferred tax	11,287	12,097
Retirement benefits	2,708	6,051
Trade and other receivables	7,558	7,826
Derivative financial instruments[2]	853	574

	309,588	301,712

Current assets
Inventories	23,240	21,117
Trade and other receivables	40,694	42,431
Derivative financial instruments[2]	6,835	7,193
Cash and cash equivalents	15,417	26,741

	86,186	97,482

Total assets	395,774	399,194

Liabilities
Non-current liabilities
Debt	76,112	66,690
Trade and other payables	2,229	2,735
Derivative financial instruments[2]	1,301	1,399
Deferred tax	14,373	14,837
Retirement benefits	14,166	11,653
Decommissioning and other provisions	19,849	21,533

	128,028	118,847

Current liabilities
Debt	12,812	10,134
Trade and other payables	45,543	48,888
Derivative financial instruments[2]	5,165	7,184
Taxes payable	8,292	7,497
Retirement benefits	394	451
Decommissioning and other provisions	2,960	3,659

	75,165	77,813

Total liabilities	203,194	196,660

Equity attributable to Royal Dutch Shell plc shareholders	188,617	198,646
Non-controlling interest	3,964	3,888

Total equity	192,580	202,534

Total liabilities and equity	395,774	399,194

1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 6 “Derivative financial instruments and debt excluding finance lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2019 (as previously published)	685	(1,260)	16,615	182,606	198,646	3,888	202,534
Impact of IFRS 16[3]	—	—	—	4	4	—	4
At January 1, 2019 (as revised)	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(5,913)	14,878	8,965	482	9,447
Transfer from other comprehensive income	—	—	(56)	56	—	—	—
Dividends	—	—	—	(11,472)	(11,472)	(403)	(11,875)
Repurchases of shares	(20)	—	20	(7,526)	(7,526)	—	(7,526)
Share-based compensation	—	749	(131)	(619)	(1)	—	(1)
Other changes in non-controlling interest	—	—	—	—	—	(3)	(3)

At September 30, 2019	666	(511)	10,535	177,927	188,617	3,964	192,580

At January 1, 2018	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	(670)	17,762	17,092	349	17,441
Transfer from other comprehensive income	—	—	(1,108)	1,108	—	—	—
Dividends	—	—	—	(11,806)	(11,806)	(489)	(12,295)
Repurchases of shares	(4)	—	4	(2,007)	(2,007)	—	(2,007)
Share-based compensation	—	(301)	25	177	(99)	—	(99)
Other changes in non-controlling interest	—	—	—	47	47	637	684

At September 30, 2018	692	(1,218)	15,045	183,014	197,533	3,953	201,486

1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 8 “Adoption of IFRS 16 Leases”.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2019[1]	Q2 2019[1]	Q3 2018		2019[1]	2018
8,372	4,917	9,737	Income before taxation for the period[2]	22,695	27,714
			Adjustment for:
921	1,030	690	- Interest expense (net)	2,846	2,161
6,815	6,699	5,198	- Depreciation, depletion and amortisation	19,464	15,891
402	202	149	- Exploration well write-offs	722	304
(2,039)	(379)	(163)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(2,483)	(2,338)
(769)	(632)	(1,000)	- Share of (profit)/loss of joint ventures and associates	(2,885)	(2,755)
859	1,217	1,374	- Dividends received from joint ventures and associates	2,820	3,368
813	(61)	(1,693)	- (Increase)/decrease in inventories	(2,089)	(4,871)
2,644	308	(2,722)	- (Increase)/decrease in current receivables	1,527	(6,466)
(3,289)	321	1,788	- Increase/(decrease) in current payables	(2,184)	5,678
(149)	(480)	560	- Derivative financial instruments	(1,738)	(827)
(634)	30	(93)	- Retirement benefits[2]	(582)	232
(250)	8	(434)	- Decommissioning and other provisions[2]	(544)	(973)
67	(39)	535	- Other[2]	54	719
(1,511)	(2,110)	(1,834)	Tax paid	(5,710)	(6,773)

12,252	11,031	12,092	Cash flow from operating activities	31,913	31,064

(5,992)	(5,150)	(5,800)	Capital expenditure	(16,264)	(15,864)
(30)	(160)	(78)	Investments in joint ventures and associates	(631)	(672)
(76)	(26)	(24)	Investments in equity securities[2]	(141)	(112)
2,932	644	231	Proceeds from sale of property, plant and equipment and businesses	3,754	2,400
922	102	935	Proceeds from sale of joint ventures and associates	1,567	1,119
126	17	188	Proceeds from sale of equity securities[2]	414	4,408
229	220	236	Interest received	686	602
732	592	588	Other investing cash inflows[2]	2,004	1,299
(973)	(404)	(358)	Other investing cash outflows[2]	(2,308)	(1,527)

(2,130)	(4,166)	(4,082)	Cash flow from investing activities	(10,918)	(8,347)

2,009	145	(155)	Net increase/(decrease) in debt with maturity period within three months	2,063	(416)
			Other debt:
142	180	424	- New borrowings	462	788
(7,180)	(2,848)	(2,260)	- Repayments	(11,561)	(7,232)
(1,088)	(1,214)	(864)	Interest paid	(3,417)	(2,648)
76	45	—	Derivative financial instruments[2]	76	—
—	—	(1)	Change in non-controlling interest	(2)	673
			Cash dividends paid to:
(3,773)	(3,825)	(3,949)	- Royal Dutch Shell plc shareholders	(11,473)	(11,806)
(133)	(203)	(134)	- Non-controlling interest	(404)	(486)
(2,944)	(2,142)	(1,414)	Repurchases of shares	(7,340)	(1,414)
(94)	(7)	(2)	Shares held in trust: net sales/(purchases) and dividends received	(557)	(1,088)

(12,985)	(9,868)	(8,355)	Cash flow from financing activities	(32,153)	(23,629)

(190)	4	(11)	Currency translation differences relating to cash and cash equivalents	(166)	(288)

(3,054)	(3,000)	(356)	Increase/(decrease) in cash and cash equivalents	(11,324)	(1,200)

18,470	21,470	19,468	Cash and cash equivalents at beginning of period	26,741	20,312

15,417	18,470	19,112	Cash and cash equivalents at end of period	15,417	19,112

1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2018 (pages 167 to 214) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 16 Leases on January 1, 2019, and should be read in conjunction with that filing.

Under IFRS 16, all lease contracts, with limited exceptions, are recognised in financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method without restating comparative information. Further information in respect of the implementation of IFRS 16 is included in Note 8.

In March 2019, the IFRS Interpretations Committee (IFRIC) made its agenda decision regarding “Physical settlement of contracts to buy or sell a non-financial item (IFRS 9)”. The impact of this decision is under review.

The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2018 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

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2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

With the adoption of IFRS 16, the interest expense on leases formerly classified as operating leases is reported under the Corporate segment, while depreciation related to the respective right-of-use assets is reported in the segments making use of the assets. This treatment is consistent with the existing treatment for leases formerly classified as finance leases.

INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2019	Q2 2019	Q3 2018		2019	2018
			Third-party revenue
9,735	8,942	10,848	Integrated Gas	30,316	31,862
2,347	2,457	1,769	Upstream	7,237	6,687
74,499	79,131	87,518	Downstream	223,282	247,563
12	13	16	Corporate	36	39
86,592	90,544	100,151	Total third-party revenue[1]	260,871	286,151

			Inter-segment revenue[2]
1,025	1,045	1,276	Integrated Gas	3,162	3,705
8,144	8,996	10,526	Upstream	26,840	28,924
267	234	259	Downstream	840	762
—	—	—	Corporate	—	—

			CCS earnings
2,597	1,340	2,116	Integrated Gas	6,731	7,865
1,722	1,554	2,249	Upstream	4,982	5,197
2,574	1,072	1,709	Downstream	5,240	4,683
(663)	(789)	(335)	Corporate	(2,122)	(835)
6,230	3,177	5,739	Total	14,831	16,910

1.

Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Third quarter 2019 included income of $1,460 million (Q2 2019: $969 million income; nine months 2019: $3,166 million income).

2.

Inter-segment revenue has been revised to amend for transactions within segments that were previously reported as inter-segment revenue, and vice versa. Comparative information has been revised. The amounts previously reported as inter-segment revenue for Integrated Gas were Q2 2019: $1,005 million, Q3 2018: $1,242 million and nine months 2018: $3,601 million. The amounts previously reported as inter-segment revenue for Downstream were Q2 2019: $1,316 million, Q3 2018: $1,559 million and nine months 2018: $4,280 million.

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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine months
Q3 2019	Q2 2019	Q3 2018		2019	2018
5,879	2,998	5,839	Income/(loss) attributable to Royal Dutch Shell plc shareholders	14,878	17,762
145	164	202	Income/(loss) attributable to non-controlling interest	466	498

6,024	3,162	6,041	Income/(loss) for the period	15,344	18,260
			Current cost of supplies adjustment:
240	30	(381)	Purchases	(715)	(1,760)
(56)	1	95	Taxation	181	435
22	(16)	(16)	Share of profit/(loss) of joint ventures and associates	21	(25)

206	15	(302)	Current cost of supplies adjustment[1]	(513)	(1,350)

6,230	3,177	5,739	CCS earnings	14,831	16,910
			of which:
6,081	3,025	5,570	CCS earnings attributable to Royal Dutch Shell plc shareholders	14,399	16,499
149	152	169	CCS earnings attributable to non-controlling interest	432	411

1.

The adjustment attributable to Royal Dutch Shell plc shareholders is a positive $202 million in the third quarter 2019 (Q2 2019: positive $27 million; Q3 2018: negative $269 million; nine months 2019: negative $479 million; nine months 2018: negative $1,263 million).

3.	Earnings per share

EARNINGS PER SHARE

Quarters				Nine months
Q3 2019	Q2 2019	Q3 2018		2019	2018
5,879	2,998	5,839	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	14,878	17,762
			Weighted average number of shares used as the basis for determining:
8,017.5	8,100.8	8,290.3	Basic earnings per share (million)	8,097.6	8,301.4
8,067.6	8,153.7	8,353.1	Diluted earnings per share (million)	8,151.4	8,368.7

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(227,226,527)	(11,488,283)	(19)	(1)	(20)

At September 30, 2019	4,244,662,769	3,733,998,448	357	308	665

At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696
Repurchases of shares	(43,054,969)	—	(4)	—	(4)

At September 30, 2018	4,554,081,081	3,745,486,731	383	309	692

1.	Share capital at September 30, 2019 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2019, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,720 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2020, and the end of the Annual General Meeting to be held in 2020, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

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5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,913)	(5,913)
Transfer from other comprehensive income	—	—	—	—	(56)	(56)
Repurchases of shares	—	—	20	—	—	20
Share-based compensation	—	—	—	(131)	—	(131)

At September 30, 2019	37,296	154	116	966	(27,998)	10,535

At January 1, 2018	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(670)	(670)
Transfer from other comprehensive income	—	—	—	—	(1,108)	(1,108)
Repurchases of shares	—	—	4	—	—	4
Share-based compensation	—	—	—	25	—	25

At September 30, 2018	37,298	154	88	1,465	(23,960)	15,045

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative financial instruments and debt excluding lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2018, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2019 are consistent with those used in the year ended December 31, 2018, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES

$ million	September 30, 2019	December 31, 2018
Carrying amount	57,839	62,798
Fair value[1]	63,345	64,708

1.	Mainly determined from the prices quoted for these securities.

7.	Change in presentation of Consolidated Statement of Cash Flows

With effect from January 1, 2019, the starting point for the Consolidated Statement of Cash Flows is ‘Income before taxation’ (previously: Income). Furthermore, to improve transparency, “Retirement benefits” and “Decommissioning and other provisions” have been separately disclosed. The “Other” component of cash flow from investing activities has been expanded to distinguish between cash inflows and outflows. Prior period comparatives for these line items have been revised to conform with current year presentation. In addition, a new line item, “Derivative financial instruments”, has been introduced to cash flow from

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financing activities. Overall, the revisions do not have an impact on cash flow from operating activities, cash flow from investing activities or cash flow from financing activities, as previously published.

8.	Adoption of IFRS 16 Leases

IFRS 16 was adopted with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method, and consequently comparative information is not restated. As a practical expedient, no reassessment was performed of contracts that were previously identified as leases and contracts that were not previously identified as containing a lease applying IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. At January 1, 2019, additional lease liabilities were recognised for leases previously classified as operating leases applying IAS 17. These lease liabilities were measured at the present value of the remaining lease payments, discounted using entity-specific incremental borrowing rates at January 1, 2019. In general, a corresponding right-of-use asset was recognised for an amount equal to each lease liability, adjusted by the amount of any prepaid or accrued lease payment relating to the specific lease contract, as recognised on the balance sheet at December 31, 2018. Provisions for onerous lease contracts at December 31, 2018 were adjusted to the respective right-of-use assets recognised at January 1, 2019. The reconciliation of differences between the operating lease commitments disclosed under the prior standard and the additional lease liabilities recognised on the balance sheet at January 1, 2019 is as follows:

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LEASE LIABILITIES RECONCILIATION

$ million
Undiscounted future minimum lease payments under operating leases at December 31, 2018	24,219
Impact of discounting[1]	(5,167)
Leases not yet commenced at January 1, 2019	(2,586)
Short-term leases[2]	(277)
Long-term leases expiring before December 31, 2019[2]	(192)
Other reconciling items (net)	40

Additional lease liability at January 1, 2019	16,037

Finance lease liability at December 31, 2018	14,026

Total lease liability at January 1, 2019	30,063

1.

Under the modified retrospective transition method, lease payments were discounted at January 1, 2019 using an incremental borrowing rate representing the rate of interest that the entity within Shell that entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate applied to each lease was determined taking into account the risk-free rate, adjusted for factors such as the credit rating of the contracting entity and the terms and conditions of the lease. The weighted average incremental borrowing rate applied by Shell upon transition was 7.2%.

2.

Shell has applied the practical expedient to classify leases for which the lease term ends within 12 months of the date of initial application of IFRS 16 as short-term leases. Shell has also applied the recognition exemption for short-term leases.

Compared with the previous accounting for operating leases under IAS 17, the application of the new standard has a significant impact on the classification of expenditures and cash flows. It also impacts the timing of expenses recognised in the statement of income.

With effect from 2019, expenses related to leases previously classified as operating leases are presented under Depreciation, depletion and amortisation and Interest expense (in 2018 these were mainly reported in Purchases, Production and manufacturing expenses, and Selling, distribution and administrative expenses).

With effect from 2019, payments related to leases previously classified as operating leases are presented under Cash flow from financing activities (in 2018 these were reported in Cash flow from operating activities and Cash flow from investing activities).

The adoption of the new standard had an accumulated impact of $4 million in equity following the recognition of lease liabilities of $16,037 million and additional right-of-use assets of $15,558 million and reclassifications mainly related to pre-paid leases and onerous contracts previously recognised.

The detailed impact on the balance sheet at January 1, 2019, is as follows:

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	December 31, 2018	IFRS 16 impact	January 1, 2019
Assets
Non-current assets
Intangible assets	23,586		23,586
Property, plant and equipment	223,175	15,558	238,733
Joint ventures and associates	25,329		25,329
Investments in securities	3,074		3,074
Deferred tax	12,097		12,097
Retirement benefits	6,051		6,051
Trade and other receivables[1]	7,826	(814)	7,012
Derivative financial instruments[4]	574		574

	301,712	14,744	316,456

Current assets
Inventories	21,117		21,117
Trade and other receivables	42,431	69	42,500
Derivative financial instruments[4]	7,193		7,193
Cash and cash equivalents	26,741		26,741

	97,482	69	97,551

Total assets	399,194	14,813	414,007

Liabilities
Non-current liabilities
Debt	66,690	13,125	79,815
Trade and other payables[2]	2,735	(540)	2,195
Derivative financial instruments[4]	1,399		1,399
Deferred tax	14,837		14,837
Retirement benefits	11,653		11,653
Decommissioning and other provisions[3]	21,533	(347)	21,186

	118,847	12,238	131,085

Current liabilities
Debt	10,134	2,912	13,046
Trade and other payables	48,888	(23)	48,865
Derivative financial instruments[4]	7,184		7,184
Taxes payable	7,497		7,497
Retirement benefits	451		451
Decommissioning and other provisions[3]	3,659	(318)	3,341

	77,813	2,571	80,384

Total liabilities	196,660	14,809	211,469

Equity attributable to Royal Dutch Shell plc shareholders	198,646	4	198,650
Non-controlling interest	3,888		3,888

Total equity	202,534	4	202,538

Total liabilities and equity	399,194	14,813	414,007

1.	Mainly in respect of pre-paid leases.
2.	Mainly related to operating lease contracts that were measured at fair value under IFRS 3 Business Combinations following the acquisition of BG in 2016.
3.	Mainly in respect of onerous contracts.
4.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Impact of IFRS 16 Leases

IFRS 16 Leases primarily impacts the following key measures of Shell’s financial performance: Segment earnings; Cash flow from operating activities; Cash flow from operating activities excluding working capital movements; Free cash flow; Capital investment and Cash capital expenditure; Operating expenses; Gearing; and Return on average capital employed.

As explained in Note 8 “Adoption of IFRS 16 Leases”, in accordance with Shell’s use of the modified retrospective transition method, comparative information for prior years is not restated, and continues to be presented as reported under IAS 17.

Additional information is provided in this section of the report to provide indicative impacts of Shell’s transition from IAS 17 to IFRS 16. In addition to the IFRS 16 reported basis, impacted Alternative Performance Measures are presented on an IAS 17 basis, to enable like-for-like comparisons between 2019 and 2018. For 2019, information on an IAS 17 basis represents estimates for the purpose of transition.

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown as follows:

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IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2019	Q2 2019	Q3 2018		2019	2018
			Identified items before tax
2,039	379	163	- Divestment gains/(losses)	2,483	2,356
(509)	(672)	253	- Impairments	(1,214)	(582)
47	12	(239)	- Fair value accounting of commodity derivatives and certain gas contracts	(14)	(494)
6	(27)	(68)	- Redundancy and restructuring	(74)	(171)
—	(437)	(9)	- Other	(437)	51

1,584	(746)	100	Total identified items before tax	744	1,160

			Tax impact
(283)	(123)	(41)	- Divestment gains/(losses)	(425)	(207)
79	226	(143)	- Impairments	293	(114)
44	(10)	70	- Fair value accounting of commodity derivatives and certain gas contracts	137	190
(4)	14	10	- Redundancy and restructuring	30	57
(106)	16	(52)	- Impact of exchange rate movements on tax balances	(98)	(357)
—	208	2	- Other	208	54

(271)	331	(154)	Total tax impact	146	(377)

			Identified items after tax
1,756	256	122	- Divestment gains/(losses)	2,058	2,149
(430)	(446)	110	- Impairments	(921)	(696)
91	1	(169)	- Fair value accounting of commodity derivatives and certain gas contracts	124	(304)
2	(13)	(58)	- Redundancy and restructuring	(43)	(114)
(106)	16	(52)	- Impact of exchange rate movements on tax balances	(98)	(357)
—	(229)	(7)	- Other	(229)	105

1,313	(415)	(54)	Impact on CCS earnings	890	783

			Of which:
(77)	(386)	(176)	Integrated Gas	(237)	829
815	219	363	Upstream	1,015	303
421	(266)	(301)	Downstream	(73)	(753)
154	18	60	Corporate	185	404
—	22	—	Impact on CCS earnings attributable to non-controlling interest	22	—

1,313	(437)	(54)	Impact on CCS earnings attributable to shareholders	868	783

The reconciliation from income attributable to RDS plc shareholders to CCS earnings attributable to RDS plc shareholders excluding identified items is shown on page 6.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Reference G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is

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lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment and Cash capital expenditure

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises Capital expenditure, Investments in joint ventures and associates and Investments in equity securities, exploration expense excluding well write-offs, leases recognised in the period and other adjustments.

The definition reflects two changes with effect from January 1, 2019, for simplicity reasons. Firstly, “Investments in equity securities” now includes investments under the Corporate segment and is aligned with the line introduced in the Consolidated Statement of Cash Flows from January 1, 2019. Secondly, the adjustments previously made to bring the Capital investment measure onto an accruals basis no longer apply. Comparative information has been revised.

“Cash capital expenditure” was introduced with effect from January 1, 2019, to monitor investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

The reconciliation of “Capital expenditure” to “Cash capital expenditure” and “Capital investment” is as follows. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

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Quarters				$ million	Nine months
Q3 2019	Q3 2019	Q2 2019	Q3 2018		2019	2019	2018
As Reported	IAS 17 basis	As revised	As revised		As Reported	IAS 17 basis	As revised

5,992	6,155	5,150	5,800	Capital expenditure	16,264	16,688	15,864
30	30	160	78	Investments in joint ventures and associates	631	631	672
76	76	26	24	Investments in equity securities	141	141	112

6,098	6,260	5,337	5,902	Cash capital expenditure	17,036	17,460	16,648
				Of which:
894	898	738	688	Integrated Gas	2,976	2,979	2,558
2,639	2,798	2,342	3,323	Upstream	7,482	7,900	8,946
2,454	2,454	2,176	1,817	Downstream	6,301	6,304	4,990
111	111	81	75	Corporate	277	277	155

244	244	237	172	Exploration expense, excluding exploration wells written off	668	668	489
1,902	1,370	773	184	Leases recognised in the period	3,634	1,511	403
(484)	(484)	(7)	(541)	Other adjustments	(553)	(553)	(541)

7,759	7,390	6,341	5,717	Capital investment	20,785	19,086	16,999
				Of which:
2,303	2,294	836	864	Integrated Gas	5,103	4,557	2,908
2,452	2,530	2,700	2,918	Upstream	7,889	7,920	8,799
2,870	2,455	2,731	1,859	Downstream	7,471	6,332	5,136
134	111	73	75	Corporate	322	277	156

D.	Divestments

Following completion of the $30 billion divestment programme for 2016-18, the Divestments measure was discontinued with effect from January 1, 2019.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items.

Both measures refer to Capital employed which consists of total equity, current debt and non-current debt. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

ROACE on a Net income basis

In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

$ million	Quarters
	Q3 2019	Q3 2019	Q2 2019	Q3 2018
	As reported	IAS 17 basis	As reported	As reported
Income - current and previous three quarters	20,989	21,148	21,006	22,197
Interest expense after tax - current and previous three quarters	3,115	2,640	2,819	2,434

Income before interest expense - current and previous three quarters	24,105	23,788	23,825	24,632

Capital employed – opening	279,864	279,864	281,711	286,889
Capital employed – closing	281,505	265,935	288,900	279,864

Capital employed – average	280,684	272,900	285,306	283,376

ROACE on a Net income basis	8.6%	8.7%	8.4%	8.7%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

ROACE on a CCS basis excluding identified items

In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

This definition reflects two changes with effect from January 1, 2019. Firstly, the calculation considers “CCS earnings excluding identified items” instead of “CCS earnings attributable to Royal Dutch Shell plc shareholders excluding identified items” used under the previous definition. This change ensures consistency with the basis for average capital employed. Secondly, the calculation adds back the after-tax interest expense. This change is made for consistency with peers. Comparative information has been revised.

$ million	Quarters
	Q3 2019	Q3 2019	Q2 2019	Q3 2018
	As reported	IAS 17 basis	As revised	As revised
CCS earnings – current and previous three quarters	22,284	22,443	21,794	20,086

Identified items – current and previous three quarters	2,536	2,536	1,169	(438)
Interest expense after tax – current and previous three quarters	3,115	2,640	2,819	2,434

CCS earnings excluding identified items before interest expense – current and previous three quarters	22,864	22,547	23,444	22,958

Capital employed – average	280,684	272,900	285,306	283,376

ROACE on a CCS basis excluding identified items	8.1%	8.3%	8.2%	8.1%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	Q3 2019	Q3 2019	Q2 2019	Q3 2018
	As reported	IAS 17 basis	As reported	As reported
Current debt	12,812	9,596	16,617	13,923
Non-current debt	76,112	63,762	76,029	64,455

Total debt[1]	88,924	73,358	92,646	78,378

Add: Debt-related derivative financial instruments: net liability/(asset)	1,013	1,013	634	1,247

Add: Collateral on debt-related derivatives: net liability/(asset)	148	148	78	—

Less: Cash and cash equivalents	(15,417)	(15,417)	(18,470)	(19,112)

Net debt	74,668	59,102	74,887	60,513

Add: Total equity	192,580	192,577	196,254	201,486

Total capital	267,249	251,679	271,142	261,999

Gearing	27.9%	23.5%	27.6%	23.1%

1.	Includes lease liabilities of $31,085 million at September 30, 2019, $30,758 million at June 30, 2019, and finance lease liabilities of $14,277 million at September 30, 2018.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	28

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Nine months
Q3 2019	Q3 2019	Q2 2019	Q3 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
6,002		6,835	6,256	Production and manufacturing expenses	19,191		20,167
2,429		2,881	2,829	Selling, distribution and administrative expenses	7,662		8,198
219		225	227	Research and development	656		672

8,650	9,163	9,941	9,312	Operating expenses	27,509	28,871	29,037

				Of which identified items:
7	7	(27)	(64)	(Redundancy and restructuring charges)/reversal	(72)	(72)	(159)
—	—	(306)	—	(Provisions)/reversal	(306)	(306)	—
—	—	(131)	—	Other	(131)	(131)	—

7	7	(464)	(64)		(509)	(509)	(159)

8,657	9,170	9,477	9,248	Underlying operating expenses	27,000	28,362	28,878

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the businesses. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.

Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Nine months
Q3 2019	Q3 2019	Q2 2019	Q3 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
12,252	11,285	11,031	12,092	Cash flow from operating activities	31,913	29,087	31,064
(2,130)	(2,292)	(4,166)	(4,082)	Cash flow from investing activities	(10,918)	(11,342)	(8,347)

10,122	8,993	6,865	8,010	Free cash flow	20,995	17,746	22,717

3,979	3,979	763	1,355	Less: Cash inflows related to divestments[1]	5,736	5,736	7,927

4	4	77	—	Add: Tax paid on divestments (reported under “Other investing cash outflows”)	80	80	45

484	484	7	883	Add: Cash outflows related to inorganic capital expenditure[2]	849	849	1,669

6,630	5,501	6,186	7,538	Organic free cash flow[3]	16,189	12,939	16,504

1.

Cash inflows related to divestments includes Proceeds from sale of property, plant and equipment and businesses, Proceeds from sale of joint ventures and associates, and Proceeds from sale of equity securities as reported in the Consolidated Statement of Cash Flows.

2.

Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell’s activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

3.	Free cash flow less inflows related to divestments, adding back outflows related to inorganic expenditure.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	29

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Nine months
Q3 2019	Q3 2019	Q2 2019	Q3 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
12,252	11,285	11,031	12,092	Cash flow from operating activities	31,913	29,087	31,064

				Of which:
4,224	3,939	3,403	3,320	Integrated Gas	11,854	11,015	8,831
4,448	4,252	5,616	6,663	Upstream	15,343	14,746	15,792
3,205	2,719	2,398	1,037	Downstream	4,992	3,602	5,134
375	375	(385)	1,072	Corporate	(276)	(277)	1,307

813	813	(61)	(1,693)	- (Increase)/decrease in inventories	(2,089)	(2,089)	(4,871)
2,644	2,644	308	(2,722)	- (Increase)/decrease in current receivables	1,527	1,527	(6,466)
(3,289)	(3,289)	321	1,788	- Increase/(decrease) in current payables	(2,184)	(2,184)	5,678

168	168	569	(2,627)	(Increase)/decrease in working capital	(2,746)	(2,746)	(5,659)

12,083	11,117	10,462	14,719	Cash flow from operating activities excluding working capital movements	34,658	31,833	36,723

				Of which:
4,271	3,987	2,824	3,741	Integrated Gas	10,811	9,973	9,684
4,722	4,526	5,378	7,294	Upstream	15,490	14,893	16,768
3,169	2,683	2,462	2,923	Downstream	8,622	7,232	9,540
(80)	(80)	(202)	761	Corporate	(265)	(265)	731

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	30

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, October 31, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

October 31, 2019

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Linda Coulter, Company Secretary

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	31

APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THREE MONTHS ENDED SEPTEMBER 30, 2019

•	Cash and cash equivalents decreased to $15.4 billion at September 30, 2019, from $18.5 billion at June 30, 2019.

•	Cash flow from operating activities was an inflow of $12.3 billion for the third quarter 2019, mainly driven by third quarter earnings and a $0.2 billion positive movement in working capital.

•

Cash flow from investing activities was an outflow of $2.1 billion, mainly driven by capital expenditure of $6.0 billion partially offset by proceeds from sale of property, plant and equipment and businesses of $2.9 billion.

•

Cash flow from financing activities was an outflow of $13.0 billion, mainly driven by net repayments of debt of $5.0 billion, dividend payments to Royal Dutch Shell plc shareholders of $3.8 billion and repurchases of shares of $2.9 billion.

•

Total current and non-current debt decreased to $88.9 billion at September 30, 2019 compared with $92.6 billion at June 30, 2019. Total debt excluding leases decreased by $4.0 billion and the carrying amount of leases increased by $0.3 billion. No debt was issued in the third quarter 2019 under the US shelf registration or Euro medium-term note programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $3.8 billion in the third quarter 2019 compared with $3.9 billion in the third quarter 2018.

•

Dividends of $0.47 per share are announced on October 31, 2019, in respect of the third quarter 2019. These dividends are payable on December 18, 2019. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2018 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

•	Cash and cash equivalents decreased to $15.4 billion at September 30, 2019, from $19.1 billion at September 30, 2018.

•	Cash flow from operating activities was an inflow of $31.9 billion for the nine months ended September 30, 2019, mainly driven by earnings partially offset by a negative movement in working capital.

•

Cash flow from investing activities was an outflow of $10.9 billion for the nine months ended September 30, 2019, mainly driven by capital expenditure of $16.3 billion partially offset by proceeds from sale of property, plant and equipment and businesses of $3.8 billion.

•

Cash flow from financing activities was an outflow of $32.2 billion for the nine months ended September 30, 2019, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $11.5 billion, net repayments of debt of $9.0 billion, repurchases of shares of $7.3 billion.

•

Total current and non-current debt increased to $88.9 billion at September 30, 2019, compared with $78.4 billion at September 30, 2018. Total debt excluding lease decreased by $6.3 billion and the carrying amount of leases increased by by $16.8 billion. No debt was issued during the nine months ended September 30, 2019 under the US shelf registration or Euro medium-term note programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $11.5 billion for the nine months ended September 30, 2019, compared with $11.8 billion for the same period last year.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2019. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
September 30, 2019

Equity attributable to Royal Dutch Shell plc shareholders	188,617

Current debt	12,812
Non-current debt	76,112
Total debt[A]	88,924
Total capitalisation	277,541

[A]

Of the total carrying amount of debt at September 30, 2019, $57.8 billion was unsecured, $31.1 billion was secured and $47.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2018: $53.1 billion).

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